The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale thereof is not permitted.

Filed pursuant to Rule 424(b)(5)
File No. 333-143472

Subject to Completion
Preliminary Prospectus Supplement, Dated June 1, 2007

PROSPECTUS SUPPLEMENT
(To Prospectus, dated June 1, 2007)

Portland General Electric Company

21,000,000 Shares

Common Stock

This is a public offering of common stock of Portland General Electric Company. All of the 21,000,000 shares of our common stock are being offered by the selling shareholder identified in this prospectus supplement.  We will not receive any proceeds from the sale of the shares of common stock by the selling shareholder.

Our common stock is quoted on the New York Stock Exchange under the trading symbol “POR.”  The last reported sale price of our common stock on the NYSE on June 1, 2007 was $29.48 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Selling Shareholder (before expenses)	$	$

The selling shareholder has granted the underwriters a 30-day option to purchase up to an additional 2,658,106 shares from it on the same terms and conditions as set forth above if the underwriters sell more than 21,000,000 shares of common stock in this offering.

The underwriters expect to deliver the shares against payment on or about                            , 2007.

Joint Book-Running Managers
Deutsche Bank Securities	Lehman Brothers

The date of this prospectus supplement is , 2007.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We, the selling shareholder and the underwriters have not authorized anyone to provide you with different information. You should not assume that the information provided in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference or any other offering material is accurate as of any date other than the date on the front of those documents, as applicable. The selling shareholder and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. This document contains two parts. The first part consists of this prospectus supplement, which provides you with specific information about the shares of our common stock that the selling shareholder is selling in this offering and about the offering itself. The second part, the accompanying prospectus, provides more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us, our common stock and other information you should know before investing in our common stock. Before purchasing any shares of common stock, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus supplement. We, the selling shareholder and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus supplement. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information provided in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference or any other offering material is accurate as of any date other than the date on the front of those documents, as applicable. Our business, financial condition, results of operations and prospects may have changed since that date.

The selling shareholder and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

S-ii

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included in this prospectus supplement, the accompanying prospectus and the other public filings incorporated by reference herein or therein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements of expectations, beliefs, plans, objectives, assumptions or future events or performance. Words or phrases such as “anticipates,” “believes,” “should,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “will likely result,” “will continue,” or similar expressions identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis including, without limitation, management’s examination of historical operating trends, data contained in records and other data available from third parties, but there can be no assurance that our expectations, beliefs or projections will be achieved or accomplished.

In addition to other factors and matters discussed elsewhere in this prospectus supplement or the accompanying prospectus or incorporated by reference, some important factors that could cause our actual results or outcomes to differ materially from those discussed in forward-looking statements include:

•       governmental policies and regulatory investigations and actions, including those of the Federal Energy Regulatory Commission, or FERC, and the Public Utility Commission of Oregon with respect to allowed rates of return, financings, electricity pricing and rate structures, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of net variable power costs and other capital investments, and present or prospective wholesale and retail competition;

•       the effects of Oregon law related to utility rate treatment of income taxes (SB 408), which may result in earnings volatility and adverse effects on operating results;

•       events related to City of Portland, Oregon investigations with regard to rates charged by PGE, and any attempt by the City of Portland to set rates for our customers located within the City of Portland;

•       final resolution of matters related to the Bonneville Power Administration Residential Exchange program payments;

•       changes in weather, hydroelectric, and energy market conditions, which could affect our ability and cost to procure adequate supplies of fuel or purchased power to serve our customers;

•       wholesale energy prices (including the effect of FERC price controls) and their effect on the availability and price of wholesale power purchases and sales in the western United States;

•       the completion of major generating plants on schedule and within budget;

•       weather conditions that directly influence customer demand for electricity and damage to our facilities from major storms;

•       the effectiveness of our risk management policies and procedures and the creditworthiness of customers and counterparties;

•       operational factors affecting our power generation facilities;

•       increasing national and international concerns regarding global warming and proposed regulations that could result in requirements for additional pollution control equipment or significant emissions

S-iii

fees or taxes, particularly with respect to coal-fired generation facilities, to mitigate carbon dioxide and other gas emissions, including regional haze and mercury emissions affecting the company’s thermal generating plants;

•       changes in, and compliance with, environmental and endangered species laws and policies;

•       financial or regulatory accounting principles or policies imposed by governing bodies;

•       residential, commercial and industrial growth and demographic patterns in our service territory;

•       the loss of any significant customer, or changes in the business of a major customer, that may result in changes in demand for our services;

•       our ability to access the capital markets to support requirements for working capital, construction costs and the repayment of maturing debt;

•       capital market conditions, including interest rate fluctuations and capital availability;

•       changes in our credit ratings, which could have an impact on the availability and cost of capital;

•       new federal, state and local laws that could have adverse effects on operating results;

•       legal and regulatory proceedings and issues;

•       employee workforce factors, including strikes, work stoppages and the loss of key executives;

•       general political, economic and financial market conditions; and

•       terrorist activities.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information incorporated by reference or appearing elsewhere in this prospectus supplement or the accompanying prospectus. As a result, it is not complete and does not contain all of the information that you should consider before purchasing our common stock. You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Unless otherwise stated or the context otherwise requires, references in this prospectus supplement to “PGE,” “we,” “our” or “us” refer to Portland General Electric Company and its subsidiaries.

Portland General Electric Company

Portland General Electric Company, incorporated in the State of Oregon in 1930, is a single, integrated electric utility engaged in the generation, purchase, transmission, distribution and retail sale of electricity in the State of Oregon. Our service area is located entirely within Oregon and includes 52 incorporated cities, of which Portland and Salem are the largest, within a state-approved service area allocation of approximately 4,000 square miles. We estimate that at the end of 2006 our service area population was approximately 1.6 million, comprising about 43% of the state’s population. At March 31, 2007, we served approximately 796,000 retail customers. Additionally, as part of our regulated business we participate in the western wholesale marketplace selling electricity and natural gas to utilities and energy marketers in order to balance our supply of power to meet the needs of retail customers. We operate as a single segment, with revenues and costs related to our business activities maintained and analyzed on a total electric operations basis.

Our Business Strategy

Our mission is to be a company that our customers and communities can depend upon to provide electric service in a safe and reliable manner with excellent customer service at a reasonable price. We own and operate a vertically integrated electric utility system, encompassing electric generation, transmission and distribution services. We believe the integrated nature of our system delivers long-term value to our customers, communities and shareholders.  We generate this value in five equally important ways:

•       Reliable, reasonably priced power.  Our goal is to design a reliable energy resource portfolio and maintain high plant availability to achieve stable, predictable and reasonable power prices. Our diversified resource portfolio includes 13 plants with a total combined generating capacity of approximately 2,374 MW, including hydro, gas and coal plants.  We are focused on developing an Integrated Resource Plan that efficiently and cost-effectively meets the growing energy and capacity needs of our customers.  We expect our next Integrated Resource Plan to include a mix of renewable energy, energy efficiency initiatives and purchased power.

•       High customer value.  We work to achieve high customer satisfaction by providing reliable electric service at competitive prices and by focusing on the needs of customers. Our commitment to delivering high value is reflected in the positive results of ongoing independent customer satisfaction surveys.  We have a diverse customer base, with more than 80% of our revenues coming from residential and commercial customers.  We believe our commitment to offering high value service helps to attract and maintain a diverse customer base, which stabilizes our earnings through most economic cycles.

•       Strong financial performance.  We are focused on achieving a return on equity that is at or above our vertically integrated peers.  We believe this focus allows us to provide a strong return to our shareholders through a combination of stable dividends and earnings growth as we commit capital to our business.  Our financial objectives include investing capital to achieve service and reliability objectives, connect new customers, and add new generation capacity. In addition, we are focused on maintaining investment grade credit ratings, which we believe aid us in executing our business strategy.  Over the long term, we target a capital structure of approximately 50% debt and 50% equity.

•       Engaged, valued workforce.  We work to attract, retain and engage employees to achieve a performance advantage and provide a fulfilling work experience. Our 2,600 knowledgeable employees and experienced managers are focused on serving our customers and community while remaining dedicated to operating our assets cost effectively. To maintain this focus and accountability for our goals, we use scorecards — internal report cards — at all levels, from executives to staff.

•       Active corporate responsibility.  Corporate responsibility means being a good neighbor and a good environmental steward.  Our record for both is strong and can be evidenced by our ongoing efforts to develop renewable resources in the region.  We operate at a high level of ethics and compliance and are involved in our local communities. Our employees have a long history of volunteerism and community involvement.  At the corporate level, we are dedicated to maintaining an ongoing, constructive dialogue with our regulators and customers. We work to achieve this through proactive and open communication with all our constituents.

Our Competitive Strengths

We are strategically focused as a vertically integrated, 100% regulated Oregon utility.  We are a well-capitalized, stable company serving an expanding customer base. This gives us on-going growth opportunities to invest in new generation and our existing transmission and distribution network to provide long-term reliability.

•       Growing customer base.  Due in part to significant in-state migration, we have achieved annual customer growth of 1.6% since the end of 2002 versus U.S. population growth of 1.0% during the same time period.  The continued strength of Oregon's economy has provided sustained customer growth and an increased demand for electricity.

•       Operational excellence.  Our transmission and distribution system is well-managed and highly reliable.  We regularly invest significant capital in system upgrades and maintenance to improve the quality of our service.  Our existing generation portfolio is well maintained and efficiently operated, and we are investing in new generation to reduce our dependency on purchased power.  Our plant availability was approximately 93% in the first quarter of 2007, including both thermal and hydro.  We supplement our own generation with long-term and short-term wholesale contracts as needed to meet our growing retail load requirements and provide an economic mix of resources.

•       Attractive opportunities for growth through capital investment.  We are a net short utility focused on making cost-effective investments to increase our generation capacity, pursuing our commitment to renewable energy and improving the quality and reliability of our service.

•        Our 400 MW Port Westward natural gas-fired plant is expected to commence operations in June 2007 to help meet continued load growth and supplement the output of our current generating facilities.  Port Westward was approved in the last general rate case and will be included in customer rates upon commencement of commercial operations.

•        We are pursuing our commitment to renewable energy by planning for new wind generation resources.  The 125 MW first phase of our Biglow Canyon Wind Farm is expected to be completed by the end of 2007.  Additionally, Phases II and III of the Biglow Canyon project are under review, with construction anticipated to take place between 2008-2010.  Our commitment to alternative energy also includes working with Oregon state lawmakers and key stakeholders to develop a Renewable Energy Standard that is meaningful to our customers, and at the same time allows us to effectively manage our power supply.

•        We are investing in new technologies to reduce our costs and more effectively serve our customers. Currently, we are investigating the installation of a system-wide advanced metering infrastructure, or AMI network, designed to allow us to remotely monitor and manage our customers’ electricity usage.  The AMI project would provide improved services to customers, achieve operational efficiencies and cost reductions, and serve as a platform for demand side management programs as they become cost effective.

•       Strong balance sheet and investment-grade credit ratings.  We have maintained our investment grade credit ratings and stable operating cash flow, which facilitates our access to the capital markets.  We believe we have adequate liquidity to achieve our business plan.  Our strong financial position allows us to raise capital efficiently to expand our generation capacity and improve our transmission and distribution system.

•       Experienced management team.  Our executive officers average 26 years of utility industry experience.  Over the past five years, we have launched a management excellence initiative aimed at enhancing the skills and the capabilities of our management team.  In addition, we have a strong, highly engaged Board of Directors with significant industry experience.

Our Recent History

From July 2, 1997 until April 3, 2006, PGE operated as a wholly-owned subsidiary of Enron Corp., with Enron owning all of the then outstanding PGE common stock. Commencing on December 2, 2001, Enron and certain of its subsidiaries, which we collectively refer to as the debtors, filed voluntary petitions for relief in the United States Bankruptcy Court for the Southern District of New York under Chapter 11 of the United States Bankruptcy Code. PGE was not included in the bankruptcy filings, but the PGE common stock held by Enron was part of the bankruptcy estate. On July 15, 2004, the bankruptcy court entered an order confirming the Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, dated January 9, 2004. The bankruptcy plan became effective on November 17, 2004.

On April 3, 2006, pursuant to the Enron bankruptcy plan, all shares of outstanding PGE common stock were cancelled and 62,500,000 shares of new PGE common stock, without par value, were issued. A total of 27,036,445 shares (approximately 43.3% of the total number of shares issued) were issued to the debtors’ creditors holding allowed claims, and the remaining 35,463,555 shares (approximately 56.7% of the total) were issued to a Disputed Claims Reserve, or DCR, created by the bankruptcy plan and controlled by the disbursing agent under the bankruptcy plan, which currently is BDHLR, LLC. As a result of the issuance of the new PGE common stock to the debtors’ creditors and the DCR, PGE ceased to be a subsidiary of Enron. In accordance with the Enron bankruptcy plan, from time to time the DCR has distributed to the debtors’ creditors holding allowed claims a portion of the PGE shares it initially received. These distributions have reduced the total number of shares held by the DCR to 23,658,106 as of the date of this prospectus supplement, which is approximately 37.8% of the total number of shares outstanding. On April 19, 2007, the bankruptcy court approved elimination of a co-sale requirement from the bankruptcy plan’s guidelines with respect to the DCR, permitting the DCR to sell its remaining shares of PGE common stock in a public offering without providing to current PGE shareholders the opportunity to sell their PGE shares on a pro rata basis in that offering. Assuming the sale of all of the shares offered by this prospectus supplement and the full exercise by the underwriters of their option to purchase up to an additional 2,658,106 shares, the DCR will have sold substantially all of its shares of PGE common stock, except for any shares that periodically may be deposited with the DCR in connection with the return of shares previously distributed to holders of allowed claims.

Other Information

Our principal executive offices are located at 121 SW Salmon Street, Portland, Oregon 97204. Our telephone number is (503) 464-8000. Our web site is www.portlandgeneral.com. Information contained on our web site does not constitute a part of this prospectus supplement.

For additional information regarding our business, we refer you to our filings with the SEC incorporated in this prospectus supplement by reference. Please read “Where You Can Find More Information’’ and “Incorporation of Certain Documents by Reference.’’

THE OFFERING

Common stock offered by the selling shareholder	21,000,000 shares
Common stock to be outstanding immediately after this offering	62,507,396 shares*
Selling Shareholder	Disputed Claims Reserve. BDHLR, LLC, the disbursing agent on behalf of the DCR, is the controlling person of the PGE common stock held by the DCR.
Underwriters’ option	2,658,106 shares to be offered by the selling shareholder if the underwriters sell more than 21,000,000 shares of common stock in this offering.
Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling shareholder in this offering. Please see the section entitled “Use of Proceeds.”
Dividend policy

On May 2, 2007, our Board of Directors declared a quarterly common stock dividend of 23.5 cents per share, payable on July 16, 2007 to shareholders of record at the close of business on June 25, 2007. We review our dividend policy periodically and the declaration of any future dividends will necessarily depend upon our earnings and financial requirements and other factors within our Board’s discretion. Please see the section entitled “Price Range of Common Stock and Dividends.”

New York Stock Exchange symbol	Our common stock is listed on the New York Stock Exchange under the trading symbol “POR.”

*                    The number of shares of common stock to be outstanding immediately after this offering is based on the number of shares outstanding at May 31, 2007. This figure does not include the 90,844 shares underlying outstanding restricted stock units and dividend equivalent rights.

RISK FACTORS

In considering whether to purchase our common stock, you should carefully consider all of the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should consider the section entitled “Risk Factors” beginning on page S-7 of this prospectus supplement as well as the risk factors described in our periodic reports filed with the SEC, including those set forth under the caption “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2006 and in our quarterly report on Form 10-Q for the quarter ended March 31, 2007, which are incorporated by reference in this prospectus supplement.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth, for the periods and at the dates indicated, our summary consolidated financial data. We have derived the summary consolidated income statement data for each of the three years in the period ended December 31, 2006 and the summary consolidated balance sheet data as of December 31, 2006 and 2005 from our audited consolidated financial statements incorporated by reference in this prospectus supplement. We have derived the summary consolidated financial data as of March 31, 2007 and for the three months ended March 31, 2007 and March 31, 2006 from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our financial statements and related notes in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, each of which is incorporated by reference herein.

	Year Ended December 31,			Three Months Ended March 31,
	2006	2005	2004	2007	2006
				(Unaudited)
	(In Millions)
STATEMENT OF INCOME DATA:
Operating Revenues	$1,520	$1,446	$1,454	$436	$381
Operating Expenses
Purchased power and fuel	763	671	667	203	232
Production and distribution	140	128	127	32	36
Administrative and other	164	168	148	45	34
Depreciation and amortization	219	233	233	45	57
Taxes and other income taxes	75	74	72	21	20
Income taxes	38	46	57	26	(4)
	1,399	1,320	1,304	372	375
Net Operating Income	121	126	150	64	6
Other Income (Deductions)
Allowance for equity funds used during construction	16	8	6	5	3
Miscellaneous	1	(5)	2	4	-
Income taxes	2	3	3	(1)	1
	19	6	11	8	4
Interest Charges
Interest on long-term debt and other	69	68	69	17	16
Net Income (Loss)	$71	$64	$92	$55	$(6)

	At December 31,		At March 31,
	2006	2005	2007
			(Unaudited)
	(In Millions)
BALANCE SHEET DATA:
Assets
Electric Utility Plant—Original Cost
Utility plant (includes construction work in progress of $412, $177 and $421)	$4,582	$4,224	$4,650
Accumulated depreciation	(1,864)	(1,788)	(1,887)
	2,718	2,436	2,763
Other Property and Investments
Nuclear decommissioning trust, at market value	42	31	43
Non-qualified benefit plan trust	70	69	70
Miscellaneous	26	34	27
	138	134	140
Current Assets
Cash and cash equivalents	12	122	5
Accounts and notes receivable (less allowance for uncollectible accounts of $45, $50 and $39)	177	203	206
Unbilled revenues	88	78	60
Assets from price risk management activities	93	259	92
Inventories, at average cost	64	54	62
Margin deposits	46	-	8
Prepayments and other	25	24	41
Deferred income taxes	22	-	7
	527	740	481
Deferred Charges
Regulatory assets	351	217	342
Miscellaneous	33	111	33
	384	328	375
	$3,767	$3,638	$3,759
Capitalization and Liabilities
Capitalization
Common stock equity:
Common stock, no par value	$643	$642	$643
Retained earnings	587	558	628
Accumulated other comprehensive income (loss):
Pension and other postretirement plans	(6)	(3)	(6)
Long-term debt	937	879	943
	2,161	2,076	2,208
Current Liabilities
Long-term debt due within one year	66	11	66
Short-term borrowings	81	-	29
Accounts payable and other accruals	212	260	208
Liabilities from price risk management activities	155	129	116
Customer deposits	5	53	5
Accrued interest	15	17	19
Accrued taxes	14	42	40
Dividends payable	14	-	14
Deferred income taxes	-	51	-
	562	563	497
Other
Deferred income taxes	251	218	247
Deferred investment tax credits	7	10	6
Trojan asset retirement obligation	108	107	111
Accumulated asset retirement obligation	26	27	26
Regulatory liabilities:
Accumulated asset retirement removal costs	411	349	423
Other	112	175	107
Non-qualified benefit plan liabilities	84	79	86
Miscellaneous	45	34	48
	1,044	999	1,054
	$3,767	$3,638	$3,759

RISK FACTORS

In considering whether to purchase our common stock, you should carefully consider all of the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should consider the risk factors described in our periodic reports filed with the SEC, including those set forth under the caption “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2006 and in our quarterly report on Form 10-Q for the quarter ended March 31, 2007, which are incorporated by reference in this prospectus supplement, as well as the following additional risks described below:

Risks associated with purchasing common stock in this offering

The price of our common stock may fluctuate significantly, which could negatively affect us and holders of our common stock.

The market price of our common stock after this offering may fluctuate significantly from time to time as a result of many factors, including:

•       investors’ perceptions of our prospects;

•       investors’ perceptions of the prospects of the commodities markets and more broadly, the energy markets;

•       differences between our actual financial and operating results and those expected by investors and analysts;

•       changes in analysts’ recommendations or projections;

•       fluctuations in quarterly operating results;

•       announcements by us of significant acquisitions, strategic partnerships or divestitures;

•       changes or trends in our industry, including price volatility, trading volumes, competitive or regulatory changes or changes in the commodities markets;

•       changes in regulation and the ability to recover expenses and capital deployed;

•       adverse resolution of new or pending litigation against us;

•       additions or departures of key personnel;

•       changes in general economic conditions; and

•       broad market fluctuations.

In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against us, as well as announced changes in our business plans could adversely affect the trading price of our stock, regardless of the likely outcome of those developments. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the offering price.

The declaration of future dividends is at the discretion of our Board of Directors and is not guaranteed and, in some circumstances, the payment of dividends may be limited by the terms of our debt instruments.

Since the issuance of our common stock pursuant to the Enron bankruptcy plan on April 3, 2006 we have paid regular quarterly dividends on our common stock. However, the declaration of dividends is at the discretion of our Board of Directors and is not guaranteed. The amount of common stock dividends, if any, will depend upon the rights of holders of any outstanding shares of our preferred stock, our results of operations and financial condition, future capital expenditures and investments and other factors that our Board of Directors considers relevant.

In addition, the terms of our debt instruments may limit our payment of dividends. Under our Indenture of Mortgage and Deed of Trust, dated July 1, 1945, as amended and supplemented to date, between Portland General Electric Company and HSBC Bank USA, National Association (successor trustee to The Marine Midland Trust Company of New York), so long as any of our first mortgage bonds are outstanding, we may not pay or declare dividends (other than stock dividends) on common stock or purchase or retire for a consideration (other than in exchange for or from the proceeds of other shares of our capital stock) any shares of capital stock of any class, if the aggregate amount distributed or expended after December 31, 1944 would exceed the aggregate amount of our net income, as adjusted, available for dividends on our common stock accumulated after December 31, 1944. At March 31, 2007, approximately $984 million of accumulated net income was available for payment of dividends under this provision.

Provisions of Oregon law and our articles of incorporation and bylaws could delay or prevent a change in control of us, even if that change would be beneficial to our shareholders.

We are incorporated under the laws of the State of Oregon. The Oregon Business Combination Act imposes some restrictions on mergers and other business combinations between us and holders of 15% or more of our outstanding common stock. In addition, we are subject to the anti-takeover provisions of the Oregon Control Share Act, which would prohibit an acquirer, under certain circumstances, from voting shares of our stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of our shareholders. See the section entitled “Description of Common Stock—Provisions with Possible Anti-Takeover Effects” beginning on page 3 of the accompanying prospectus for more information.

Statutory and regulatory factors may also limit another party’s ability to acquire us and could deprive you of the opportunity to gain a takeover premium for shares of our common stock. Section 757.511 of the Oregon Revised Statutes provides that no person, directly or indirectly, may acquire power to exercise any substantial influence over the policies and actions of a public utility without the prior approval of the Public Utility Commission of Oregon, if such person is or would become an “affiliated interest” (as defined in Section 757.015 (1), (2) or (3) of the Oregon Business Corporation Act), which includes a person that directly or indirectly holds five percent or more of the voting securities of a public utility. The regulatory approval process for an acquirer could be lengthy and the outcome uncertain, which may deter otherwise interested parties from proposing or attempting a business combination with us and result in a limited number of potential buyers.

In addition, our articles of incorporation and bylaws authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such preferences, powers and rights, including preferences over our common stock with respect to dividends and distributions, as our Board of Directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock.

The statutory requirements of the Federal Power Act and a prior commitment made to the Federal Energy Regulatory Commission (FERC) may limit a party’s ability to acquire 5% or more of PGE common stock.

Section 203 of the Federal Power Act, 16 USC 824b, and FERC’s implementing regulations require pre-approval of a change in control of PGE. There is a presumption that such a change in control may occur if PGE engages in a transaction whereby an entity acquires five percent or more of the total outstanding PGE voting stock.

In such a case, prior FERC authorization is required. The DCR and PGE sought and received FERC section 203 authorization for the initial disbursement of PGE common stock to the DCR and the DCR’s subsequent release of such stock. To obtain such FERC authorization, the DCR and PGE committed to

FERC that in the event that they issue or release five percent or more of the total outstanding PGE common stock to any person or entity, the DCR and PGE will make a separate section 203 filing seeking prior authorization to make such a disbursement. While there are certain blanket authorizations available under Section 203, an entity that will hold five percent or more of the total outstanding PGE common stock among itself and its affiliates may require prior FERC authorization.

Adverse changes in our credit ratings may negatively affect us.

Our ability to access capital markets is important to our ability to operate our business. Increased scrutiny of the energy industry and the impacts of regulation, as well as changes in our financial performance could result in credit agencies re-examining our credit rating. A credit rating downgrade could increase the interest rates and fees on our revolving credit facility, increasing the cost of funding our day-to-day working capital requirements and could also require us to pay higher interest rates on long-term debt issued in the future. In addition, access to the commercial paper market, a principle source of our short-term borrowings, could be significantly limited, resulting in higher interest costs.

Our secured and unsecured debt are rated at investment grade by Moody’s Investors Service and Standard and Poor’s. Should Moody’s or Standard and Poor’s (or both) reduce the credit rating on our unsecured debt to below investment grade, we could be subject to requests by certain of our wholesale counterparties under energy trading agreements to post additional performance assurance collateral.

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus supplement are being sold by the selling shareholder. We will not receive any proceeds from the sale of shares by the selling shareholder.

SELLING SHAREHOLDER

The selling shareholder is offering and selling the shares of common stock set forth in the table below pursuant to this prospectus supplement. The table below sets forth, as of the date of this prospectus supplement, the number of shares of common stock that the selling shareholder may offer under this prospectus supplement.

	Shares Beneficially Owned Prior to this Offering		Shares Offered in this	Shares Beneficially Owned After this Offering
Name of Selling Shareholder	Number	Percent(2)	Offering(3)	Number(3)(4)	Percent(2)
Disputed Claims Reserve(1)	23,658,106	37.8%	23,658,106	—	—

(1)           The controlling person of the PGE common stock held in the DCR is BDHLR, LLC as the disbursing agent on behalf of the DCR under the bankruptcy plan. The disbursing agent oversees the release of PGE common stock from time to time from the DCR to the debtors’ creditors that hold allowed claims. The DCR Overseers direct the actions of the disbursing agent with respect to PGE common stock. The DCR Overseers are the individuals who serve on the Board of Directors of Enron Creditors Recovery Corp. (formerly known as Enron Corp.).

(2)           Calculated based on Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, using 62,507,396 shares of common stock outstanding as of May 31, 2007.

(3)           Assumes the sale of all of the 21,000,000 shares of common stock offered by the selling shareholder under this prospectus supplement and the sale of 2,658,106 shares pursuant to the exercise in full of the underwriters’ option.

(4)           Does not account for any shares that periodically may be deposited with the DCR in connection with the return of shares previously distributed to holders of allowed claims.

Section 21.3 of the Enron bankruptcy plan created the Disputed Claims Reserve, or DCR, to hold cash, securities and other interests of the Enron bankruptcy estate in escrow for the benefit of holders of disputed claims for distribution to such holders as claims are resolved. Of the 62,500,000 shares of new PGE common stock that were issued pursuant to the Enron bankruptcy plan on April 3, 2006, a total of 27,036,445 shares (approximately 43.3% of the total number of shares issued) were issued to the debtors’ creditors holding allowed claims, and the remaining 35,463,555 shares (approximately 56.7% of the total) were issued to the DCR. Since April 2006, the DCR has released shares of PGE common stock over time to the debtors’ creditors holding allowed claims in accordance with the bankruptcy plan. On April 19, 2007, the bankruptcy court approved elimination of a co-sale requirement from the bankruptcy plan’s guidelines with respect to the DCR, permitting the DCR to sell its remaining shares of PGE common stock in a public offering without providing to current PGE shareholders the opportunity to sell their PGE shares on a pro rata basis in that offering. Assuming the sale of all of the shares offered by this prospectus supplement and the full exercise by the underwriters of their option to purchase up to an additional 2,658,106 shares, the DCR will have sold substantially all of its shares of PGE common stock, except for any shares that periodically may be deposited with the DCR in connection with the return of shares previously distributed to holders of allowed claims.

Pursuant to a registration rights agreement, dated as of May 31, 2007, between us and the selling shareholder, we agreed to register the shares of our common stock held by the selling shareholder and to file this prospectus supplement relating to this offering of our common stock by the selling shareholder. Pursuant to that agreement, we and the selling shareholder have agreed to indemnify each other and affiliates against certain liabilities that might arise from the registration and sale of the securities offered under this prospectus supplement, including liabilities arising under the Securities Act. The obligation of the selling shareholder to indemnify us or our affiliates is limited to liabilities based on written information that the selling shareholder provides to us for inclusion in the registration statement. Under the registration rights agreement, the selling shareholder agreed generally to pay the costs and fees incident to this registration and sale of its shares of our common stock, including $250,000 towards our out-of-pocket legal, accounting and other professional costs.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Since April 3, 2006, our common stock has been listed for trading on the New York Stock Exchange under the trading symbol “POR.” The last reported sale price for our common stock on the NYSE on June 1, 2007 was $29.48 per share. To our knowledge, at May 31, 2007, there were 62,507,396 shares of our common stock outstanding (including the shares held by the DCR) held by 1,601 shareholders of record. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the New York Stock Exchange composite transactions reporting system and the dividends paid per share of our common stock:

	Price Range		Dividends Declared
	High	Low	Per Share
2006
Second Quarter(1)	$31.11	$24.97	$0.225
Third Quarter	$26.60	$24.25	$0.225
Fourth Quarter	$28.65	$24.17	$0.225
2007
First Quarter	$30.16	$25.56	$0.225
Second Quarter (through June 1, 2007)	$31.25	$28.12	$0.235 (2)

(1)          On April 3, 2006, pursuant to the Enron bankruptcy plan, PGE common stock was issued and began trading on a “when issued” basis on the NYSE with “regular way” trading commencing on April 10, 2006.

(2)          Payable on July 16, 2007 to shareholders of record on June 25, 2007.

On May 2, 2007, our Board of Directors declared a quarterly common stock dividend of 23.5 cents per share, payable on July 16, 2007 to shareholders of record at the close of business on June 25, 2007. Subject to the rights of holders of any outstanding shares of our preferred stock, dividends may be declared by our Board of Directors and paid on shares of our common stock from time to time out of legally available funds. We review our dividend policy periodically and the declaration of any future dividends will necessarily depend upon our earnings and financial requirements and other factors within our Board’s discretion. The terms of our Indenture of Mortgage and Deed of Trust, dated July 1, 1945, as amended and supplemented to date and from time to time may limit our ability to declare and pay cash dividends on our common stock under certain circumstances. See the section entitled “Risk Factors” beginning on page S-7 of this prospectus supplement.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and Lehman Brothers Inc. have severally agreed to purchase from the selling shareholder the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Number
Underwriters	of Shares
Deutsche Bank Securities Inc.
Lehman Brothers Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus supplement, other than those covered by the option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of $       per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $       per share to other dealers. After the commencement of the offering, representatives of the underwriters may change the offering price and other selling terms.

The selling shareholder has granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 2,658,106 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. This option may be exercised if the underwriters sell more than 21,000,000 shares in connection with this offering. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus supplement. The selling shareholder will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 21,000,000 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling shareholder per share of common stock. The underwriting discounts and commissions are       % of the public offering price of this offering. The selling shareholder has agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option to purchase additional shares.

Total Fees
	Fee per share	Without Exercise of Underwriters’ Option	With Full Exercise of Underwriters’ Option
Discounts and commissions paid by selling shareholder	$	$	$

The selling shareholder estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $               .

We and the selling shareholder have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

We and the selling shareholder have agreed not to, directly or indirectly, offer, sell, short sell, or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or derivative of our common stock for a period of 60 days after the date of this prospectus supplement, without the prior written consent of the representatives of the underwriters, subject to certain exceptions, including, in our case, sales of our common stock in connection with our stock incentive plan, employee stock purchase plan or dividend reinvestment plan and, in the case of the selling shareholder, sales pursuant to a court order or distributions in accordance with the bankruptcy plan. The selling shareholder has also agreed not to request the registration for the offer or sale of any of the foregoing (or as to which the selling shareholder has the right to direct the disposition of) for a period of 60 days after the date of this prospectus supplement, directly or indirectly, without the prior written consent of the representatives of the underwriters.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from the selling shareholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option.

Naked short sales are any sales in excess of the underwriters’ option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

A prospectus supplement in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus supplement in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus supplement or the registration statement of which the prospectus supplement forms a part.

Some of the underwriters or their affiliates have provided investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of common stock may be offered to the public in that relevant member state at any time:

•       to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•       to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•       in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common stock described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The selling shareholder has not authorized and does not authorize the making of any offer of common stock through any financial intermediary on its behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus supplement. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of the selling shareholder.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters with respect to the common stock offered by this prospectus supplement will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Washington, D.C., and Douglas R. Nichols, our General Counsel. As of June 1, 2007, Mr. Nichols owned no shares of our common stock. Pursuant to various stock and employee benefit plans, Mr. Nichols is eligible to purchase and receive shares of our common stock and to receive options to purchase shares of common stock. Certain legal matters in connection with this offering will be passed upon for the selling shareholder by Bell, Boyd & Lloyd LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP.

EXPERTS

The financial statements and management’s report on the effectiveness of internal control over financial reporting included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 which is incorporated by reference in this prospectus supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include an explanatory paragraph regarding the adoption, on December 31, 2006, of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. In addition, our common stock is listed and traded on the New York Stock Exchange. You may also inspect the information we file with the SEC at the offices of the NYSE at 20 Broad Street, New York, New York 10005. Information about us, including our SEC filings, is also available through our web site at www.portlandgeneral.com. However, information on our web site is not incorporated into this prospectus supplement or our other SEC filings and is not a part of this prospectus supplement or those filings.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another filed document. Any information referred to in this way is considered part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering of the securities by means of this prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement. Accordingly, we incorporate by reference the following documents or information filed with the SEC:

•       Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which we filed with the SEC on March 2, 2007;

•       Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which we filed with the SEC on May 3, 2007;

•       Current Reports on Form 8-K, which we filed with the SEC on January 23, 2007, February 20, 2007, February 28, 2007, March 13, 2007, April 12, 2007, April 19, 2007, May 22, 2007 and May 31, 2007;

•       The description of our common stock contained in Item 1 of our Form 8-A filed with the SEC on March 31, 2006 pursuant to Section 12(b) of the Securities Exchange Act of 1934, including any amendment filed for the purpose of updating such description; and

•       All documents filed by us in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus supplement and before the termination of the offering under this prospectus supplement, other than documents or information deemed furnished and not filed in accordance with SEC rules.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus supplement has been delivered, without charge, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference into this prospectus supplement, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus supplement incorporates. You should direct requests for such copies to:

Portland General Electric Company
121 SW Salmon Street
Portland, Oregon 97204
Attention: Kristin Stathis, Assistant Treasurer
Telephone: (503) 464-8322

PROSPECTUS

Portland General Electric Company

Common Stock
First Mortgage Bonds

We may offer and sell from time to time, in one or more offerings, shares of our common stock and first mortgage bonds.

In addition, selling shareholders to be named in a prospectus supplement may offer our common stock from time to time.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you make your investment decision.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

We and any selling shareholder may offer and sell these securities through one or more underwriters, dealers and agents, underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers, on a continuous or delayed basis.

The prospectus supplement for each offering of securities will describe the plan of distribution for that offering. Our common stock is listed on the New York Stock Exchange under the trading symbol “POR.”  The prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 1, 2007.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information provided in this prospectus, any prospectus supplement, the documents incorporated by reference or any other offering material is accurate as of any date other than the date on the front of those documents, as applicable.

PROSPECTUS

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell common stock and first mortgage bonds as described in this prospectus, in one or more offerings, and selling shareholders to be named in a prospectus supplement may, from time to time, sell our common stock in one or more offerings.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. This prospectus provides you with a general description of the common stock and first mortgage bonds that we, or selling shareholders, may offer. Each time we sell common stock or first mortgage bonds or selling shareholders sell common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the common stock or first mortgage bonds offered. The prospectus supplements may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, file reports and other information with the SEC. Our file number with the SEC is 1-5532-99. Statements contained in this prospectus and any accompanying prospectus supplement or other offering material about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

Unless otherwise stated or the context otherwise requires, references in this prospectus to “PGE,” “we,” “our” or “us” refer to Portland General Electric Company and its subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information provided in this prospectus, any prospectus supplement or any other offering material is accurate as of any date other than the date on the front of those documents, as applicable. Our business, financial condition, results of operations and prospects may have changed since that date.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included in this prospectus and the other public filings incorporated by reference herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements of expectations, beliefs, plans, objectives, assumptions or future events or performance. Words or phrases such as “anticipates,” “believes,” “should,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “will likely result,” “will continue,” or similar expressions identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis including, without limitation, management’s examination of historical operating trends, data contained in records and other data available from third parties, but there can be no assurance that our expectations, beliefs or projections will be achieved or accomplished.

In addition to other factors and matters discussed elsewhere in this prospectus or incorporated by reference, some important factors that could cause our actual results or outcomes to differ materially from those discussed in forward-looking statements include:

•       governmental policies and regulatory investigations and actions, including those of the Federal Energy Regulatory Commission, or FERC, and the Public Utility Commission of Oregon with respect to allowed rates of return, financings, electricity pricing and rate structures, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of net variable power costs and other capital investments, and present or prospective wholesale and retail competition;

•       the effects of Oregon law related to utility rate treatment of income taxes (SB 408), which may result in earnings volatility and adverse effects on operating results;

•       events related to City of Portland, Oregon investigations with regard to rates charged by PGE, and any attempt by the City of Portland to set rates for our customers located within the City of Portland;

•       final resolution of matters related to the Bonneville Power Administration Residential Exchange program payments;

•       changes in weather, hydroelectric, and energy market conditions, which could affect our ability and cost to procure adequate supplies of fuel or purchased power to serve our customers;

•       wholesale energy prices (including the effect of FERC price controls) and their effect on the availability and price of wholesale power purchases and sales in the western United States;

•       the completion of major generating plants on schedule and within budget;

•       weather conditions that directly influence customer demand for electricity and damage to our facilities from major storms;

•       the effectiveness of our risk management policies and procedures and the creditworthiness of customers and counterparties;

•       operational factors affecting our power generation facilities;

•       increasing national and international concerns regarding global warming and proposed regulations that could result in requirements for additional pollution control equipment or significant emissions fees or taxes, particularly with respect to coal-fired generation facilities, to mitigate carbon dioxide and other gas emissions, including regional haze and mercury emissions affecting the company’s thermal generating plants;

•       changes in, and compliance with, environmental and endangered species laws and policies;

•       financial or regulatory accounting principles or policies imposed by governing bodies;

•       residential, commercial and industrial growth and demographic patterns in our service territory;

•       the loss of any significant customer, or changes in the business of a major customer, that may result in changes in demand for our services;

•       our ability to access the capital markets to support requirements for working capital, construction costs and the repayment of maturing debt;

•       capital market conditions, including interest rate fluctuations and capital availability;

•       changes in our credit ratings, which could have an impact on the availability and cost of capital;

•       new federal, state and local laws that could have adverse effects on operating results;

•       legal and regulatory proceedings and issues;

•       employee workforce factors, including strikes, work stoppages and the loss of key executives;

•       general political, economic and financial market conditions; and

•       terrorist activities.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

PORTLAND GENERAL ELECTRIC COMPANY

Portland General Electric Company, incorporated in the State of Oregon in 1930, is a single, integrated electric utility engaged in the generation, purchase, transmission, distribution and retail sale of electricity in the State of Oregon. Our service area is located entirely within Oregon and includes 52 incorporated cities, of which Portland and Salem are the largest, within a state-approved service area allocation of approximately 4,000 square miles. We estimate that at the end of 2006 our service area population was approximately 1.6 million, comprising about 43% of the state’s population. At March 31, 2007, we served approximately 796,000 retail customers. Additionally, as part of our regulated business we participate in the western wholesale marketplace selling electricity and natural gas to utilities and energy marketers in order to balance our supply of power to meet the needs of retail customers. We operate as a single segment, with revenues and costs related to our business activities maintained and analyzed on a total electric operations basis.

Our principal executive offices are located at 121 SW Salmon Street, Portland, Oregon 97204. Our telephone number is (503) 464-8000. Our web site is www.portlandgeneral.com. Information contained on our web site does not constitute a part of this prospectus.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds of any securities sold for general corporate purposes. To the extent any shares of our common stock are being offered for the account of selling shareholders, we will not receive any of the proceeds from the sale of such shares.

DESCRIPTION OF COMMON STOCK

The following summary is not complete. You should refer to the applicable provisions of our Amended and Restated Articles of Incorporation and our Fourth Amended and Restated Bylaws and to Oregon corporate law for a complete understanding of the terms and rights of our common stock.

General

Our Amended and Restated Articles of Incorporation provide that we have authority to issue up to 80,000,000 shares of common stock, no par value. Our common stock is listed and traded on the New York Stock Exchange under the ticker symbol “POR.”  The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Voting Rights

Except as otherwise provided by law or our Articles of Incorporation, and subject to the rights of holders of any outstanding shares of our preferred stock, all of the voting power of our shareholders is vested in the holders of our common stock, and each holder of common stock has one vote for each share on all matters voted upon by our shareholders. Our Articles of Incorporation do not provide for cumulative voting for the election of directors.

Dividend Rights

Except as otherwise provided by law, regulatory restriction or the Articles of Incorporation, and subject to the rights of holders of any outstanding shares of our preferred stock, holders of our common stock shall be entitled to receive dividends when and as declared by the Board of Directors out of any funds legally available for the payment of dividends.

Preemptive Rights

Holders of our common stock do not have any preemptive or other rights to subscribe for, purchase or receive any proportionate or other amount of our common stock or any securities of the company convertible into our common stock upon the issuance of our common stock or any such convertible securities.

Liquidation Rights

If we were voluntarily or involuntarily liquidated, dissolved or wound up, the holders of our outstanding shares of common stock would be entitled to share in the distribution of all assets remaining after payment of all of our liabilities and after satisfaction of prior distribution rights and payment of any distributions owing to holders of any outstanding shares of our preferred stock.

Liability for Calls and Assessments

The outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Shareholder Action

Except as required by law, a majority of the shares of our common stock entitled to be voted at a meeting constitutes a quorum for the transaction of business at a meeting. Each matter, other than the election of directors, is decided by a majority of votes cast. Directors are elected by a plurality of votes cast by the shares entitled to vote in an election at a meeting at which a quorum is present. Special meetings of our shareholders may be called by our Chairman of the Board, our Chief Executive Officer, our President or by our Board of Directors, and shall be called by our President (or in the event of absence, incapacity or refusal of our President, by our Secretary or any other officer) upon the signed written request of the holders of not less than 10 percent (unless our Articles of Incorporation provide otherwise) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

Except as otherwise provided by law or in our Articles of Incorporation, and subject to restrictions on the taking of shareholder action without a meeting under applicable law or the rules of a national securities association or exchange, action required or permitted by law to be taken at a shareholders’ meeting may be taken without a meeting if the action is taken by shareholders having not less than the minimum number of votes that would be required to take such action at a meeting at which all shareholders entitled to vote on the action were present and voted.

Provisions with Possible Anti-Takeover Effects

An Oregon company may provide in its articles of incorporation or bylaws that certain control share and business combination provisions in the Oregon Business Corporation Act do not apply to its shares. We have not opted-out of these provisions.

Oregon Control Share Act.   We are subject to Sections 60.801 through 60.816 of the Oregon Business Corporation Act, known as the “Oregon Control Share Act.” The Oregon Control Share Act generally provides that a person who acquires voting stock of an Oregon corporation, in a transaction that results in the acquiror holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation, cannot vote the shares it acquires in the acquisition. An acquiror is broadly defined to include companies or persons acting as a group to acquire the shares of the Oregon corporation. This restriction does not apply if voting rights are given to the control shares by:

•       a majority of the outstanding voting shares, including shares held by the company’s officers and employee directors; and

•       a majority of the outstanding voting shares, excluding the control shares held by the acquiror and shares held by the company’s officers and employee directors.

In order to retain the voting rights attached to acquired shares, this vote would be required when an acquiror’s holdings exceed 20% of the total voting power, and again at the time the acquiror’s holdings exceed 33 1/3% and 50%, respectively.

The acquiror may, but is not required to, submit to the target company an “acquiring person statement” including specific information about the acquiror and its plans for the company. The acquiring person statement may also request that the company call a special meeting of shareholders to determine whether the control shares will be allowed to have voting rights. If the acquiror does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of shareholders that is held more than 60 days after the date of the acquisition of control shares. If the acquiror’s control shares are allowed to have voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised fair value of their shares, which may not be less than the highest price paid per share by the acquiror for the control shares.

Shares are not deemed to be acquired in a control share acquisition if, among other things, they are acquired from the issuing corporation, or are issued pursuant to a plan of merger or exchange effected in compliance with the Oregon Business Corporation Act and the issuing corporation is a party to the merger or exchange agreement.

Oregon Business Combination Act.   We are also subject to Sections 60.825 through 60.845 of the Oregon Business Corporation Act, known as the “Oregon Business Combination Act.”  The Oregon Business Combination Act governs business combinations between Oregon corporations and a person or entity that acquires 15% or more of the outstanding voting stock of the corporation, thereby becoming an “interested shareholder.”  The Oregon Business Combination Act generally provides that the corporation and the interested shareholder, or any affiliated entity of the interested shareholder, may not engage in business combination transactions for three years following the date the person acquired the shares. Business combination transactions for this purpose include:

•       a merger or plan of exchange;

•       any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of the corporation’s assets or outstanding capital stock; and

•       transactions that result in the issuance or transfer of capital stock of the corporation to the interested shareholder.

These business combination restrictions do not apply if:

•       the board of directors approves the business combination or the transaction that resulted in the shareholder acquiring the shares before the acquiring shareholder acquires 15% or more of the corporation’s voting stock;

•       as a result of the transaction in which the person acquired the shares, the acquiring shareholder became an interested shareholder and owner of at least 85% of the outstanding voting stock of the corporation, disregarding shares owned by employee directors and shares owned by certain employee benefits plans; or

•       the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation at an annual or special meeting of shareholders, disregarding shares owned by the interested shareholder, approve the business combination after the acquiring shareholder acquires 15% or more of the corporation’s voting stock.

DESCRIPTION OF FIRST MORTGAGE BONDS

The first mortgage bonds will be issued under and secured by the Indenture of Mortgage and Deed of Trust, dated July 1, 1945, between Portland General Electric Company and HSBC Bank USA, National Association as successor to The Marine Midland Trust Company of New York, as trustee, as supplemented and amended by supplemental indentures. We refer to the original mortgage, as so supplemented and amended, as the Mortgage. The first mortgage bonds that we may issue under the Mortgage are referred to as the bonds.

The following description is a summary of material provisions of the Mortgage. The summary is not complete. We have filed the original mortgage and each of the supplemental indentures amending the mortgage and the form of a new supplemental indenture for the issuance of new bonds (referred to in this prospectus as the supplemental indenture) as exhibits to the registration statement of which this prospectus is a part. You should read the Mortgage, the supplemental indentures and the form of new supplemental indenture because those documents, and not this description, define your rights as a holder of the bonds.

Secured Obligations

The bonds when issued will be secured, equally and ratably with all of the bonds now outstanding or hereafter issued under the Mortgage, by a first lien on substantially all of our now owned or hereafter acquired property (except cash, securities, contracts and accounts receivable, motor vehicles, materials and supplies, fuel, certain minerals and mineral rights and certain other assets) subject, however, to certain permitted encumbrances and to various exceptions, reservations, reversions, easements and minor irregularities and deficiencies in title which will not interfere with the proper operation and development of the mortgaged property.

The Mortgage permits the acquisition of property subject to prior liens. However, no property subject to prior liens (other than purchase money liens) may be acquired (a) if at the date the property is acquired the principal amount of indebtedness secured by prior liens, together with all of our other prior lien indebtedness, is greater than 10% of the aggregate principal amount of debt securities outstanding under the Mortgage, or (b) if at the date the property is acquired the principal amount of indebtedness secured by prior liens is greater than 60% of the cost of such property to us, or (c) in certain cases if the property had been used by another entity in a business similar to ours, unless the net earnings of such property meet certain tests.

The term “bondable public utility property,” as defined in the Mortgage, means specified types of tangible property, including property in the process of construction that is owned or may be acquired by us and subject to the lien of the Mortgage, which is located in the States of Oregon, Washington, California, Arizona, New Mexico, Idaho, Montana, Wyoming, Utah, Nevada and Alaska.

We have covenanted, among other things,

•       to not issue debt securities under the Mortgage in any manner other than in accordance with the Mortgage;

•       except as permitted by the Mortgage, to keep the Mortgage a first priority lien on the property subject to it; and

•       except as permitted by the Mortgage, to not suffer any act or thing whereby all of the properties subject to it might or could be impaired.

The Mortgage does not contain any provisions that afford holders of bonds special protection in the event of a highly leveraged transaction by us; however the bonds would continue to be entitled to the benefit of a first priority lien on the property subject to the Mortgage as described above. Any special provisions applicable to the bonds will be set forth in a prospectus supplement with respect to the bonds.

Redemption and Purchase of Bonds

A prospectus supplement will disclose any provisions for the redemption or purchase of any particular series of bonds. Under the Mortgage, the proceeds of the sale or other disposition of substantially all of our electric properties in Portland, Oregon must be applied only to the retirement of bonds. Cash deposited under any provision of the Mortgage (with certain exceptions) may be applied to the purchase of the bonds.

Sinking Fund Provisions

We may establish a sinking fund for the benefit of a particular series of bonds. If a sinking fund is established we will be required to deposit with the trustee at certain specified times sufficient cash to redeem a percentage of or the whole series. The prospectus supplement with respect to that series will state the price or prices at which, and the terms and conditions upon which, the bonds will be redeemed. The prospectus supplement will also set forth the percentage of securities of the series to be redeemed.

Replacement Fund

If the amount of depreciation upon bondable public utility property (as defined above) exceeds property additions in any year, we will pay the excess to the trustee on May 1 of the following year, by either payments in cash or by delivery of bonds. We will take credit against the amount to be paid for property additions acquired or constructed by us from March 31, 1945 to the end of the calendar year for which the payment is due. We will not, however, take credit for property additions or available additions that have been previously made the basis for credit under the Mortgage or any other replacement fund. We may, at our election, credit against the replacement fund amount (1) available retirements of bonds, (2) certain expenditures on bondable public utility property subject to prior lien and (3) certain retirements of prior lien indebtedness. If those credits at any time exceed the replacement fund requirement, we may withdraw cash or bonds held by the trustee in the replacement fund. We may also reinstate available retirements of bonds that we previously took as credit against any replacement fund requirement. Cash deposited in the replacement fund may, at our option, be applied to the redemption or purchase of bonds. Those redemptions would be at the then applicable regular redemption prices.

Minimum Provision for Depreciation

Under the Mortgage there is a “minimum provision for depreciation” of bondable public utility property. The aggregate amount of the minimum provision for depreciation of bondable public utility property for any period after March 31, 1945 is $35,023,487.50 plus an amount for each calendar year or fraction of a year after December 31, 1966 equal to the greater of (1) 2% of depreciable bondable public utility property, as shown by our books as of January 1 of that year, as to which we were required to make appropriations to a reserve for depreciation or obsolescence or (2) the amount we actually appropriated in respect of the property to a reserve for depreciation or obsolescence, in either case less an amount equal to the aggregate of (a) the amount of any property additions which we made the basis for a sinking fund credit during the calendar year, and (b) 166 2/3% of the principal amount of any bonds of any series which we credited against any sinking fund payment or which we redeemed in anticipation of, or out of moneys paid to the trustee on account of, any sinking fund payment during the calendar year. The property additions and bonds referred to in (a) and (b) above become disqualified from being made the basis of the authentication and delivery of bonds or any other further action or credit under the Mortgage. In addition, the minimum provision for depreciation shall also include (i) the amount of any property additions referred to in (a) above which after December 31, 1966 were made the basis for a sinking fund credit pursuant to the provisions of a sinking fund for bonds of any series, and thereafter became “available additions” as a result of the fact that all bonds of such series ceased to be outstanding, and (ii) 166 2/3% of the principal amount of bonds referred to in (b) above, which after December 31, 1966 were credited against any sinking fund payment, or were redeemed in anticipation of, or out of moneys paid to the trustee on account of, any sinking fund payment for bonds of any series, and thereafter became available retirements of bonds as a result of the fact that all bonds of such series ceased to be outstanding.

Issuance of Additional Bonds

We may issue an unlimited amount of bonds under the Mortgage so long as the additional bonds are issued from time to time on the basis of any combination of (1) 60% of available property additions, (2) the deposit of cash or (3) available retirements of bonds. With certain exceptions in the case of (3) above, the issuance of bonds is subject to net earnings available for interest for 12 consecutive months within the preceding 15 months being at least twice the annual interest requirements on all bonds to be outstanding and all prior lien indebtedness. Cash deposited with the trustee pursuant to (2) above may be (a) withdrawn in an amount equal to 60% of available additions, (b) withdrawn in an amount equal to available retirements of bonds or (c) applied to the purchase or redemption of bonds.

Available additions are determined, at any time, by deducting from the aggregate amount of property additions since March 31, 1945 (1) the greater of the aggregate amount of retirements since March 31, 1945 or the aggregate amount of the minimum provision for depreciation upon bondable public utility property not subject to a prior lien since March 31, 1945, and (2) the aggregate of available additions theretofore made the basis for action or credit under the Mortgage. Property additions taken as a credit against the replacement fund requirement are not deemed to be “made the basis for action or credit.”

Dividend Restrictions

So long as any of the offered bonds, or any of the bonds authenticated under the Mortgage are outstanding, we will be subject to the following restrictions:

•       we may not pay or declare dividends (other than stock dividends) or other distributions on our common stock, and

•       we may not purchase any shares of our capital stock (other than in exchange for or from the proceeds of other shares of our capital stock),

if the aggregate amount distributed or expended after December 31, 1944 would exceed the aggregate amount of our net income, as adjusted, available for dividends on our common stock accumulated after December 31, 1944.

Release and Substitution of Property

Property subject to the lien of the Mortgage may (subject to certain exceptions and limitations) be released only upon the substitution of cash, purchase money obligations or certain other property or upon the basis of available additions or available retirements of bonds.

Modification of the Mortgage

Under the Mortgage our rights and obligations and the rights of the holder may be modified with the consent of the holders of 75% in aggregate principal amount of the outstanding bonds, including 60% of the bonds of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. The Mortgage may also be modified in various other respects not inconsistent with the Mortgage and which do not adversely affect the interests of the holders of bonds.

Defaults and Notice

Each of the following will constitute a default:

•       failure to pay the principal when due;

•       failure to pay interest for 60 days;

•       failure to deposit any sinking, replacement or improvement fund payment when due;

•       certain events in bankruptcy, insolvency or reorganization of PGE; and

•       failure to perform any other covenant in the Mortgage that continues for 60 days after being given written notice.

The trustee may withhold notice to the holders of bonds of any default (except in payment of principal, interest or any sinking or purchase fund installment) if it in good faith determines that withholding notice is in the interest of the holders of the bonds issued under the Mortgage.

If an event of default occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the bonds may declare the entire principal and accrued interest due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the bonds can annul the declaration.

No holder of bonds may enforce the lien of the Mortgage, unless (i) it has given the trustee written notice of default, (ii) the holders of 25% of the bonds have requested the trustee to act and have offered the trustee reasonable indemnity and (iii) the trustee has failed to act within 60 days. If they provide this reasonable indemnification, the holders of a majority in principal amount of the bonds may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee.

Evidence to be Furnished to the Trustee

Compliance with Mortgage provisions is evidenced by the written statements of our officers or persons we selected and paid. In certain cases, opinions of counsel and certificates of an engineer, accountant, appraiser or other expert (who in some instances must be independent) must be furnished. Various certificates and other papers are required to be filed annually and upon the occurrence of certain events, including an annual certificate with respect to compliance with the terms of the Mortgage and the absence of defaults.

Interest and Payment

The prospectus supplement will set forth:

•       the interest rate or rates or the method of determination of the interest rate or rates of the bonds;

•       the date or dates on which the interest is payable; and

•       the office or agency in the Borough of Manhattan, City and State of New York at which interest will be payable.

Concerning the Trustee

HSBC Bank USA, National Association, formerly The Marine Midland Trust Company of New York, is the trustee under the Mortgage. The holders of a majority in principal amount of the outstanding bonds issued under the Mortgage may direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Mortgage provides that if default occurs (and it is not cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Mortgage at the request of any holder of securities issued under the Mortgage, unless that holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense, and then only to the extent required by the terms of the Mortgage. The trustee may resign from its duties with respect to the Mortgage at any time or may be removed by us. If the trustee resigns, is removed from or becomes incapable of acting as trustee or a vacancy occurs in the office of the trustee for any reason, a successor trustee shall be appointed in accordance with the provisions of the Mortgage.

Governing Law

The Mortgage provides that it and any bonds issued thereunder are governed by, and construed in accordance with, the laws of the State of New York, except to the extent the Trust Indenture Act of 1939 otherwise applies.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. In addition, our common stock is listed and traded on the New York Stock Exchange. You may also inspect the information we file with the SEC at the offices of the NYSE at 20 Broad Street, New York, New York 10005. Information about us, including our SEC filings, is also available through our web site at www.portlandgeneral.com. However, information on our web site is not incorporated into this prospectus or our other SEC filings and is not a part of this prospectus or those filings.

This prospectus is part of a registration statement filed by us with the SEC. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we or selling shareholders may offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated above, or from us.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another filed document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. Accordingly, we incorporate by reference the following documents or information filed with the SEC:

•       Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which we filed with the SEC on March 2, 2007;

•       Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which we filed with the SEC on May 3, 2007;

•       Current Reports on Form 8-K, which we filed with the SEC on January 23, 2007, February 20, 2007, February 28, 2007, March 13, 2007, April 12, 2007, April 19, 2007, May 22, 2007 and May 31, 2007;

•       The description of our common stock contained in Item 1 of our Form 8-A filed with the SEC on March 31, 2006 pursuant to Section 12(b) of the Securities Exchange Act of 1934, including any amendment filed for the purpose of updating such description; and

•       All documents filed by us in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the termination of an offering under this prospectus, other than documents or information deemed furnished and not filed in accordance with SEC rules.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, without charge, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference into this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct requests for such copies to:

Portland General Electric Company
121 SW Salmon Street
Portland, Oregon 97204
Attention:  Kristin Stathis, Assistant Treasurer
Telephone: (503) 464-8322

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, Douglas R. Nichols, our General Counsel, and Skadden, Arps, Slate, Meagher & Flom LLP, Washington, D.C., will pass upon certain legal matters for us in connection with the securities offered by this prospectus. As of June 1, 2007, Mr. Nichols owned no shares of our common stock. Pursuant to various stock and employee benefit plans, Mr. Nichols is eligible to purchase and receive shares of our common stock and to receive options to purchase shares of common stock.

EXPERTS

The financial statements and management’s report on the effectiveness of internal control over financial reporting included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 which is incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include an explanatory paragraph regarding the adoption, on December 31, 2006, of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus.  We, the selling shareholder and the underwriters have not authorized anyone to provide you with different information.  You should not assume that the information provided in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference or any other offering material is accurate as of any date other than the date on the front of  those documents, as applicable.  The selling shareholder and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT

PROSPECTUS

Portland General Electric Company

21,000,000 Shares

Common Stock

          Joint Book-Running Managers

Deutsche Bank Securities

Lehman Brothers

Prospectus Supplement

                              , 2007